SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
 (Amendment No. __)*

Monster Arts, Inc.
 (Name of Issuer)

COMMON STOCK, .001 PAR VALUE PER SHARE
 (Title of Class of Securities)

61174Q202
 (CUSIP Number)

September 8, 2015
 (Date of Events Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61174Q202	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Atlas Long-Term Growth Fund, LLC EIN: 47-2172794
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,350,757 (See Item 4)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 68,350,757 (See Item 4)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,350,757 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 61174Q202	Page 3 of 6 Pages

Item 1	(a)	Name of Issuer:

Monster Arts, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

806 East Avenida Pico
 Suite I-288
San Clemente, California, 92673

Item 2	(a) – (c)	This statement is filed on behalf of the following:

(1)            Atlas Long-Term Growth Fund, LLC, a Florida Limited Liability Corporation (“Atlas”), with its principal business office at 1110 Brickell Avenue, Ste. 208, Miami, Florida, 33131

(c)	Title of Class of Securities:

Common Stock, .001 Value Per Share

(d)	CUSIP Number:

61174Q202

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

CUSIP No. 61174Q202	Page 4 of 6 Pages

(a)	Amount Beneficially Owned:

68,350,757 (See Item 4)

(b)	Percent of Class:

9.98%

(c)	Number of Shares as to which person has:

(i)	68,350,757 (See Item 4)

(ii)	shared power to vote or to direct vote:

None

(iii)	sole power to dispose or direct disposition of:

68,350,757 (See Item 4)

(iv)	shared power to dispose or to direct disposition of:

None

On September 3, 2015, the remaining portion of the previous 55,169,639 shares of the Company's Common stock was sold by Atlas bringing their position to 4,246,493. On September 8, 2015, 64,104,264 shares of the Company's Common stock was issued to Atlas who owned and continues to own a previous existing amount of 4,246,493 shares of the Company's Common stock.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

CUSIP No. 61174Q202	Page 5 of 6 Pages

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 61174Q202	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 8, 2015

Atlas Long-Term Growth Fund, LLC

By:	/s/Gabe Silberstein
Gabe Silberstein
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)